Exhibit 2.3

AMENDMENT NO. 4 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 4 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of March 21, 2025, is made by and among Global Business Travel Group, Inc. (“Parent”), Cape Merger Sub I LLC (“Merger Sub I”), Cape Merger Sub II LLC (“Merger Sub II”), CWT Travel Holdings, LLC (the “Company”), and Redwood Drawdown Partners III, LLC, solely in its capacity as the representative of the equityholders of the Company (the “Member Representative”). Each of the parties to this Amendment is individually referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties have entered into that certain Agreement and Plan of Merger, dated March 24, 2024, as amended on January 17, 2025, March 17, 2025 and March 20, 2025 (the “Original Agreement”); and

WHEREAS, pursuant to and in accordance with Section 8.12 of the Original Agreement, the Parties desire to amend the Original Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

(1)	Amendments to the Original Agreement.

a.	Annex A (Definitions)

i.	The following terms are hereby deleted from Annex A to the Original Agreement in their entirety: “Extended Drop Dead Date,” “Extended Termination Fee,” “Initial Termination Fee,” “Second Extended Drop Dead Date,” and “Second Extended Termination Fee.”

ii.	The definition of “Enterprise Value” is hereby deleted in its entirety and replaced with the following text: “means $560,000,000.”

iii.	The definition of “Parent Trading Price” is hereby deleted in its entirety and replaced with the following text: “means $7.50.”

iv.	Schedule A sets forth additional amendments to definitions included in Annex A to the Original Agreement.

b.	The following is hereby added to the Original Agreement as new Section 1.3(a)(viii): “evidence of the completion of the Business Restructuring.”

c.	The following is hereby added to the Original Agreement as new Section 4.1(a)(xxix): “take any actions related to the Company Group’s Cash, Debt or Debt-Like Items that would reasonably be expected to alter the mix of cash and stock that Parent is obligated to deliver in accordance with Section 1.8, including (A) paying off the First Lien Credit Agreement prior to the Closing or (B) accepting any cash contributions from, or on behalf of, any Member or its Affiliates (except as otherwise expressly permitted hereunder with respect to the Second Lien Credit Agreement), provided that the foregoing shall not prohibit the Company Group from (w) managing Debt and Debt-Like Items in the Ordinary Course of Business, (x) funding restructuring costs with respect to the Business Restructuring in cash, to the extent such restructuring costs will constitute Debt-Like Items, (y) paying up to $5,000,000 in Debt-Like Items, or (z) paying any expenses that would be Transaction Expenses if unpaid prior to the Closing; or”.

d.	Section 4.1(f) of the Original Agreement is hereby deleted in its entirety and replaced with the text set forth on Schedule B.

e.	Section 6.2(a)(i) of the Original Agreement is hereby deleted in its entirety and replaced with the following text: “(i) the Company Fundamental Representations (other than the first sentence of Section 2.15) shall be true and correct in all material respects (without giving effect to any qualifications as to materiality, Material Adverse Effect or similar phrases or qualifications in such representations and warranties) as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of such date (except those Company Fundamental Representations that address matters only as of a specified date, in which case, such Company Fundamental Representations shall be true and correct in all material respects as though made on and as of that specified date) and the Company Fundamental Representations in the first sentence of Section 2.15 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same effect as though made on and as of such date”.

f.	The following is hereby added to the Original Agreement as new Section 6.2(d): “the Business Restructuring shall have been completed.”

g.	Section 7.1(b) of the Original Agreement is hereby deleted in its entirety and replaced with the following text: “by Parent or the Company, upon written notice to the other, if the Closing shall not have occurred on or prior to December 31, 2025 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any Party whose breach of any provision of this Agreement resulted in or caused the failure of Closing to occur by the Drop Dead Date;”.

h.	Section 7.2(a) of the Original Agreement is hereby deleted in its entirety and replaced with the following text: “If this Agreement is validly terminated pursuant to Section 7.1, this Agreement shall forthwith become null and void, and such Agreement shall have no force or effect, and there shall be no liability on the part of any Party, any of their respective Affiliates or any of their respective officers, directors, employees, equityholders, Representatives, agents or advisors, except that: (i) any such termination shall not affect the Parties’ respective rights and obligations under this Section 7.2, Section 4.2(b), Section 4.8, Article VIII and the Confidentiality Agreement, all of which shall survive such termination, (ii) no such termination will relieve Parent from any liability to pay the Termination Fee, if payable pursuant to Section 7.2(b) and (iii) subject to the terms of Section 7.2(c), no such termination will relieve any Party from liability for any Fraud or willful breach of this Agreement by such Party. For purposes of this Agreement, “willful breach” means a material breach of a provision of this Agreement that is a consequence of an act deliberately taken by the breaching Party, or the deliberate failure by the breaching Party to take an act, in each case with knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement; provided that any failure of the Company, Parent or Merger Subs to consummate the Mergers when required pursuant to Section 1.2 of this Agreement will be deemed to be a willful and material breach by the Company, Parent or Merger Subs, as applicable.”

i.	Section 7.2(b) of the Original Agreement is hereby deleted in its entirety and replaced with the following text: “In the event that this Agreement is terminated pursuant to (x) Section 7.1(b) because the Closing shall not have occurred on or prior to the, or (y) Section 7.1(e) (solely to the extent such Law or Governmental Order relates to Antitrust Laws) on or prior to the, Drop Dead Date, and at the time of such termination, (1) the conditions to Closing set forth in Section 6.1(a), Section 6.1(b) or Section 6.1(e) (in each case, solely to the extent such Law or Governmental Order relates to Antitrust Laws) shall not have been satisfied or waived, but all other conditions to Closing in Section 6.1 and Section 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time, and other than the condition set forth in Section 6.2(d)) and (2) the Company is not in breach of its obligations under this Agreement in any manner that shall have contributed to the imposition of such Law or Governmental Order referred to in the preceding clause (1) or the failure of such conditions referred to in the preceding clause (1), then Parent shall pay, or cause to be paid, to the Company a fee in the amount of $25,000,000 (the “Termination Fee”).”

j.	Section 7.2(c) of the Original Agreement is hereby deleted in its entirety and replaced with the following text: “In the event that the Company receives full payment of the Termination Fee pursuant to Section 7.2(b) (if and as applicable), the receipt of any such Termination Fee (if and as applicable) shall be the sole and exclusive remedy (whether in contract, tort or otherwise, and including with respect to willful breach) for any and all liabilities, losses, damages, obligations, costs or expenses suffered or incurred by the Company, the Members, the Member Representative, or any of their respective Affiliates, including, but not limited to, special, consequential, indirect or punitive damages, suffered or incurred by the Company, the Members, the Member Representative or any other Person in connection with this Agreement and the Transactions (and the termination thereof) against Parent, its Affiliates, and any past, present or future director, officer, employee, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of any of the foregoing, except as expressly set forth herein.”

k.	Section 7.2(d) of the Original Agreement is hereby deleted in its entirety and replaced with the following text: “Each of the Company, Parent and Merger Subs acknowledges and agrees that (i) the agreements contained in this Section 7.2 are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement and (ii) the Termination Fee (if and as applicable) is not a penalty and instead constitutes liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. For the avoidance of doubt, under no circumstances will the Company, its Affiliates, successors and assigns or any of their respective equityholders or officers, directors, managers, employees, agents or other Representatives be permitted or entitled to (A) receive both a grant of specific performance to cause the Closing to occur and all or a portion of the Termination Fee (as applicable) or (B) both the payment of all or any portion of the Termination Fee (as applicable) and a payment of any monetary damages whatsoever (which for the avoidance of doubt, shall not exceed the Termination Fee (as applicable)). In no circumstances will Parent be required to pay Termination Fee (as applicable) more than once or in addition to any other remedy or damages in connection with this Agreement. All payments required by this Section 7.2 shall be made by wire transfer (to an account designated by the Company) in immediately available funds within four (4) Business Days of such termination of this Agreement.”

(2)	Other Matters. The Parties agree to the actions set forth on Schedules A, B, C, D and E attached hereto.

(3)	Remaining Effect. Except as otherwise expressly provided herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Parties under the Original Agreement, and shall not in any way alter, modify, amend or affect any of the terms, conditions, obligations, covenants or agreements contained in the Original Agreement all of which remain unchanged and continue in full force and effect. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Original Agreement. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the parties hereto as if the amendments made hereby were originally set forth in the Original Agreement.

(4)	References. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Agreement. From and after the date of this Amendment, references in the Original Agreement to this “Agreement” or any provision thereof shall be deemed to refer to the Original Agreement or such provision as amended hereby unless the context otherwise requires.

(5)	Miscellaneous. Sections 8.1, 8.2, 8.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, 8.11, 8.12 and 8.16 of the Original Agreement are hereby incorporated herein, mutatis mutandis.

[signatures follow on next page]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

PARENT:

GLOBAL BUSINESS TRAVEL GROUP, INC.

By:	/s/ Eric J. Bock
Name:	Eric J. Bock
Title:	Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

MERGER SUB I:

CAPE MERGER SUB I LLC

By:	/s/ Eric J. Bock
Name:	Eric J. Bock
Title:	Authorized Officer

MERGER SUB II:

CAPE MERGER SUB II LLC

By:	/s/ Eric J. Bock
	Name:	Eric J. Bock
	Title:	Authorized Officer

[Signature Page to Amendment No. 4 to Agreement and Plan of Merger]

COMPANY:

CWT HOLDINGS, LLC

By:	/s/ Patrick Andersen
	Name:	Patrick Andersen
	Title:	Chief Executive Officer

MEMBER REPRESENTATIVE:

REDWOOD DRAWDOWN PARTNERS III, LLC, solely in its capacity as Member Representative

By:	/s/ Ruben Kliksberg
	Name:	Ruben Kliksberg
	Title:	Managing Member

[Signature Page to Amendment No. 4 to Agreement and Plan of Merger]